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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                                (Amendment No. 1)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                           Scudder New Asia Fund, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    811183102
                                 (CUSIP Number)

                                 Barry M. Olliff
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 1, 2005
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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CUSIP NO. 811183102                     13D                          PAGE 2 of 5
===================                                                  ===========

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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) |_|
                                                                         (B) |_|

------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                                                             |_|

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------

      NUMBER OF           7    SOLE VOTING POWER

        SHARES                 0
                        ------ -------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER

       OWNED BY                0
                        ------ -------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER

      REPORTING                0
                        ------ -------------------------------------------------
        PERSON           10    SHARED DISPOSITIVE POWER

         WITH                  0

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
             |_|

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             HC
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CUSIP NO. 811183102                     13D                          PAGE 3 of 5
===================                                                  ===========

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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) |_|
                                                                         (B) |_|

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)
                                                                             |_|
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------

      NUMBER OF          7    SOLE VOTING POWER

        SHARES                 0
                       ------ --------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY               0
                       ------ --------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               0
                       ------ --------------------------------------------------
        PERSON          10    SHARED DISPOSITIVE POWER

         WITH                 0

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
             |_|

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             IA

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This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") should be read in conjunction with the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on August 5, 2005 (the "Original Schedule 13D") by City of London Investment Group PLC ("City of London") and City of London Investment Management Company Limited relating to the shares of common stock, par value $0.01 per share (the "Shares"), of Scudder New Asia Fund, Inc. (the "Fund"). This Amendment No. 1 amends Item 5 of the Original Schedule 13D. All other information in the Original Schedule 13D remains in effect. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.


ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

          Items 5(a) and 5(b) below are hereby amended and restated in their entirety and Item 5(c) is hereby amended as follows:

          (a) and (b). As of the date hereof, EWF, GEM, IEM, FREE, and the segregated client accounts owned directly 0, 0, 0, 0, and 0 Shares, respectively, representing approximately 0.00%, 0.00%, 0.00%, 0.00%, and 0.00%, respectively, of the Shares outstanding.

          As of the date hereof, CLIG, through its control of CLIM, had sole voting and dispositive power with respect to 0 Shares owned directly by the City of London Funds, representing 0 0% of the Shares outstanding.

          As of the date hereof, CLIM, in its capacity as investment adviser to the City of London Funds, had sole voting and dispositive power with respect to 0 Shares owned directly by the City of London Funds, representing approximately 0% of the Shares outstanding.

          (c). Except as described below, no transactions in the Shares were effected by the Reporting Persons, or, to their knowledge, any of the persons identified in Item 2, since the filing of the Schedule 13D.


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   FUND             TRADE         TRANSACTION       NUMBER OF        TRADE
                    DATE             TYPE            SHARES          PRICE
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Accounts          8/31/2005          Sale           26,010.00        17.57
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EWF               8/31/2005          Sale           82,790.00        17.57
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FREE              8/31/2005          Sale            8,506.00        17.57
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GEM               8/31/2005          Sale           29,100.00        17.57
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IEM               9/22/2005          Sale            1,800.00        18.65
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IEM              10/12/2005          Sale           89,294.00        18.91
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2005


                                           CITY OF LONDON INVESTMENT GROUP PLC


                                           /s/ Barry M. Olliff
                                           ----------------------------
                                           Name: Barry M. Olliff
                                           Title: Director


                                           CITY OF LONDON INVESTMENT
                                           MANAGEMENT COMPANY LIMITED


                                           /s/ Barry M. Olliff
                                           ----------------------------
                                           Name: Barry M. Olliff
                                           Title: Director